SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

16 August 2019

High Court judgment on proposed transfer of annuity business
●  No impact on demerger of M&GPrudential from Prudential plc, expected Q4 2019
●  Policyholder benefits and administration unaffected

The High Court of England and Wales ("the High Court") has declined to sanction the transfer of a portfolio of annuities from The Prudential Assurance Company Limited ("PAC"), a subsidiary of M&GPrudential, to Rothesay Life plc ("Rothesay Life").

As a result of this judgment, the current benefits, terms and conditions, and service for the policyholders covered by the proposed transfer are unaffected. We will be writing to relevant policyholders shortly.

In March 2018, PAC entered into an agreement with Rothesay Life to reinsure £12.0 billion of shareholder-backed annuity liabilities with the intention that this would be followed by a transfer of the business pursuant to Part VII of the Financial Services and Markets Act 2000.

This reinsurance arrangement remains in place and the High Court's judgment has no effect on the current capital position of PAC, which as at 30 June 2019 had an estimated Solvency II surplus of £3.7 billion.

The High Court judgment also has no impact on the timetable for the demerger of M&GPrudential from Prudential plc, which is expected to complete in the fourth quarter of 2019.

We are disappointed by the High Court's decision. The Independent Expert, who was appointed to report to the High Court, concluded the transfer would have no material adverse effect on the security of benefits or the reasonable benefit expectations of our policyholders.  PAC and Rothesay Life have been granted leave to appeal the judgment by the High Court.

Media		Investors/Analysts
M&GPrudential Richard Miles	+44 (0)7833 481923	M&GPrudential Spencer Horgan	+44 (0)20 3977 7888
Jonathan Miller	+44 (0)20 3977 0165

Prudential plc Jonathan Oliver	+44 (0)20 3977 9500	Prudential plc Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:

About M&GPrudential
M&GPrudential is a leading savings and investments business which was formed in 2017 through the merger of Prudential plc's UK and Europe savings and insurance operation and M&G, its wholly-owned international investment manager.  In March 2018, Prudential plc announced its intention to demerge M&GPrudential and give it a premium listing on the London Stock Exchange. Prudential plc has announced that it expects the demerger will take place in the fourth quarter of this year.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers, with £717 billion of assets under management (as at 30 June 2019). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 August 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer